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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66697

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: FocalPoint Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

11150 Santa Monica Blvd., Suite 1550
(No. and Street)

Los Angeles	CA	90025
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

David R. Porter	310-405-7043	dporter@focalpointllc.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

BPM LLP
(Name – if individual, state last, first, and middle name)

1723 Cloverfield	Santa Monica	CA	90404
(Address)	(City)	(State)	(Zip Code)

	207
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David R. Porter, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of FocalPoint Securities, LLC, as of 12/31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

LISA DOLAN
Notary Public - California
Los Angeles County
Commission # 2381092
My Comm. Expires Nov 1, 2025

Signature: [signature]

Title: Chief Financial Officer

[signature]

Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ■ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

FocalPoint Securities, LLC

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended December 31, 2021

Contents

BPM

1723 Cloverfield Boulevard, Santa Monica, CA 90404
Phone 310-828-9798 | **Fax** 310-453-7610 | bpm@bpmcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
FocalPoint Securities, LLC
Los Angeles, California

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of FocalPoint Securities, LLC as of December 31, 2021 (the "Company"), the related statements of income, changes in members' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditors' Report on Supplemental Information

The supplementary information contained on Schedule I, Computation of Net Capital Requirements Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 (exemption), and Schedule III, Information Relating to Possession or Control Requirements Under Rule 15c3-3 (exemption), has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information at Schedules I through III is fairly stated, in all material respects, in relation to the financial statements as a whole.

BPM LLP

We have served as the Company's auditor since 2018.

Santa Monica, California
April 6, 2022

FocalPoint Securities, LLC

Statement of Financial Condition
December 31, 2021

Assets

Cash	$	47,431,754
Short term investments		2,500,700
Accounts receivable		245,000
Contract assets		79,816
Prepaid expenses and other assets		261,492
Property and equipment, net of accumulated depreciation and amortization of $649,883		494,861
Right of use assets, net		3,696,528
Security deposits		258,498
Total Assets	$	54,968,649

Liabilities and Members' Equity

Liabilities		
Accrued compensation and bonuses	$	26,841,485
Contract liabilities		1,755,000
Loan payable		1,101,800
Profit interest plan		9,186,464
Accounts payable and accrued expenses		1,649,632
Distribution payable		1,005,000
Operating lease liabilities		3,787,876
Total Liabilities		45,327,257
Commitments and contingencies		
Members' Equity		9,641,392
Total Liabilities and Members' Equity	$	54,968,649

FocalPoint Securities, LLC
Statement of Income
Year Ended December 31, 2021

Revenues	
Investment banking fees	$ 74,456,329
Other Income	3,660
Total Income	74,459,989
Expenses	
Member's compensation and benefits	17,853,531
Employee compensation and benefits	42,438,587
Professional fees	2,068,962
Referral fees	1,850,000
Marketing	1,318,452
Rent	850,781
Office and administration	635,809
Insurance, licenses and fees	542,660
Research expenses	494,890
Travel and entertainment	466,478
Computer	303,813
Regulatory fees and expenses	223,962
Telephone and communications	116,777
Depreciation and amortization	72,735
Total Expenses	69,237,437
Net Income from operations	5,222,552
Other Income	
PPP Loan Forgiveness	1,128,600
Net Income	$ 6,351,152

FocalPoint Securities, LLC
Statement of Changes in Members' Equity
Year Ended December 31, 2021

Balance, December 31, 2020	$ 4,795,240
Capital distributions	(1,505,000)
Net Income	6,351,152
Balance, December 31, 2021	$ 9,641,392

FocalPoint Securities, LLC
Statement of Cash Flows
Year Ended December 31, 2021

Cash flows from operating activities:	
Net income	$6,351,152
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	72,735
Mark-to market short-term investments	(3,230)
PPP loan forgiveness	(1,128,600)
Profit interest plan	8,976,464
Non-cash lease expense	46,602
Changes in operating assets and liabilities:	
Accounts receivable	170,000
Contract assets	3,821
Prepaid expenses and other assets	(139,458)
Security deposits	(171,300)
Contract liabilities	(84,821)
Accrued compensation	22,875,773
Accounts payable and accrued expenses	1,452,427
Net cash provided by operating activities	38,421,565
Cash flows from investing activities:	
Purchases of property and equipment	(491,552)
Purchases of short-term investments	(20,723,470)
Redemptions of short-term investments	18,226,000
Net cash used for investing activities	(2,989,022)
Cash flows from financing activities:	
Loan proceeds	1,101,800
Capital distributions	(500,000)
Net cash provided by financing activities	601,800
Net increase in cash	36,034,343
Cash at beginning of year	11,397,411
Cash at end of year	$ 47,431,754

SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES

As of December 31, 2021, the Company has accrued distributions amounting to $1,005,000.

FocalPoint Securities, LLC
Notes to Financial Statements
December 31, 2021

Note 1 – Organization and Nature of Business

FocalPoint Securities, LLC (the "Company") was originally incorporated as a limited liability company in the State of California on October 7, 1971 under the name of JB Financial. The Company is managed by its members and will continue operations until terminated and dissolved in accordance with the provisions of the limited liability company operating agreement. The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC"), the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

The Company conducts the following types of business as a securities broker-dealer, which comprises several classes of services, including:

- Private placements of securities
- Mergers and acquisitions services – raising capital and M&A services

Under its membership agreement with FINRA and pursuant to Rule 15c3 (k) (2) (i), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Note 2 – Significant Accounting Policies

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Short-term investments – Short-term investments consisted of U.S. Treasury securities and corporate bonds with maturities of three months or less. The Company classifies its short-term investments as held to maturity which are recorded at amortized cost.

Accounts Receivable – Accounts receivable are stated at the customers' outstanding balances less any allowance for doubtful accounts. Receivables are evaluated by management as to their collectability on an individual basis prior to an allowance being established. Management believes there are no uncollectible accounts at December 31, 2021.

Revenue Recognition - Investment banking revenue is recognized in the form of success fees that are earned upon the closing of the transaction, or conclusion of the assignment. Fees from financial advisory assignments are recognized in revenues when the services related to the underlying transaction are completed under the terms of the assignment. Non-refundable deposits in connection with financial advisory assignments are recognized in revenues upon completion of the underlying transaction or when the assignment is otherwise concluded. Investment banking fees are generated from services related to a limited number of transactions.

Note 2 - Significant Accounting Policies - (continued)

Due to the nature of the Company's business, the size of any one transaction may be significant to the Company's operations for the period. Fees from private placement of securities are recognized when all the related services have been provided and the placement of securities is completed.

Contract Assets – Reimbursable costs incurred in connection with contracts with customers are deferred and recorded as contract assets. These reimbursable costs are recognized in the income statement when the transaction underlying the related contract is completed or otherwise concluded. Total contract assets as of December 31, 2020 were $83,636. During the year ended December 31, 2021, the Company incurred $441,233 of reimbursable costs that was initially recorded as contract assets and recognized $445,053 as costs and revenue. Total contract assets as of December 31, 2021 was $79,816.

Contract Liabilities - A contract liability is recorded when payments are received in advance of performing service obligations and is recognized as revenue upon completion of a transaction or when a transaction is otherwise concluded. Total contract liabilities as of December 31, 2020 was $1,839,821. During the year ended December 31, 2021, the Company received $2,962,500 of payments in advance of performing service and recognized $3,047,321 as revenue. Total contract liabilities as of December 31, 2021 was $1,755,000.

Income Taxes - The Company, with the consent of its Members, has elected to be a California Limited Liability Company. For tax purposes the Company is treated like a partnership, therefore in lieu of business income taxes, the Members are taxed on the Company's taxable income. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements.
The accounting principles generally accepted in the United States of America provides accounting and disclosure guidance about positions taken by an organization in its tax returns that might be uncertain. Management has considered its tax positions and believes that all of the positions taken by the Company in its Federal and State tax returns are more likely than not to be sustained upon examination. The Company is subject to examinations by State tax authorities for years 2017 and onwards. The Company is currently not under examination by any tax authority.

Property and Equipment - Furniture, fixtures and equipment are stated at historical cost less accumulated depreciation. Depreciation is provided on a straight-line basis using estimated useful lives of three to ten years. Leasehold improvements are amortized over the shorter of useful life of the improvement or the term of the lease. Management reviews fixed assets for impairment whenever events or changes in circumstances indicate the carrying amount of the assets may not be recoverable. No impairment of fixed assets occurred for the year ended December 31, 2021.

Fair Value of Financial Instruments – The Company's financial assets and liabilities are carried at fair value or contracted amounts which approximate fair value. The authoritative guidance with respect to fair value establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three levels, and requires that assets and liabilities carried at fair value be classified and disclosed in one of three categories, as presented below:

- Level 1: Inputs are directly observable and represent quoted prices for identical assets in active markets the Company has the ability to access at the measurement date.

Note 2 - Significant Accounting Policies – Fair Value of Financial Instruments (continued)

- Level 2: Inputs other than quoted prices included in Level 1, that are directly or indirectly observable in the marketplace.
- Level 3: One or more significant inputs are unobservable.

The Company's financial instruments primarily consist of cash, short-term investments, accounts receivable, accounts payable and accrued expenses. As of the balance sheet date, the carrying value of these financial instruments approximates fair value due to the short-term nature of these instruments.

Leases - Operating leases with a term greater than one year are recognized on the balance sheet at the time of the lease inception or modification as a right-of use asset and a lease liability, initially measured at the present value of the lease payments over the term of the lease. Lease with an initial term of 12 months or less are not recorded on the balance sheet. Lease costs are recognized in the income statement over the term of the lease on a straight-line basis. Operating leases with a term of one year or less are recognized on a straight-line basis over the term.

The Company’s leases do not prove an implicit rate and did not have any outstanding indebtedness at the time of adoption of ASC 842. The Company used an estimated incremental borrowing rate of 5% based on the terms of its existing credit facility with its bank. At December 31, 2021, the net right-of-use assets and lease liabilities were $3,696,528 and $3,787,876, respectively. See Note 6.

Guaranteed Payments - Guaranteed payments to members that are intended as compensation for services rendered are accounted for as the Company's operating expense rather than as allocation of net income to members. Guaranteed payments made to members amounted to approximately $17,853,531 for the year ended December 31, 2021 and are included in members compensation and benefits expense.

Compensation Arrangement - The Company has a profit interests plan whereby certain key employees are granted awards representing a non-voting profits interest in the Company. The awards generally vest immediately. Under the plan, holders of profit interests are eligible to share in the profits of the Company based on their respective percentage interest held, including non-liquidating distributions and profits upon a sale of the Company over a set distribution threshold. In addition, under certain circumstances, key employees are eligible to receive repurchase payments upon exiting the plans based on the current book value of equity, as detailed in the Company’s amended operating agreement. As of December 31, 2021, the Company had 47,120 profit interests units outstanding with a distribution threshold for such profits interests of $16,000,000. In addition, there were 68,061 profit interest units outstanding with a distribution threshold of such profits interests of $27,000,000.

The value of the profits interests liability was estimated utilizing discounted estimates of non-liquidating distributions, distributions upon a sale and the current value of the repurchase payments. Profit interests compensation liabilities are based upon the actual value of such shares in connection with the sale to B. Riley Financial. The amount is treated as compensation expense in the Company’s Statements of Income. Total expense related to profits interests for the year ended December 31, 2021 was $8,976,464.

Note 3 - Concentrations and Risk

Recent Accounting Pronouncements – Management does not believe there are any issued, but not yet effective, accounting standards if currently adopted which would have a material effect on the accompanying financial statements

Cash
Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash deposits and short-term investments. At December 31, 2021, the Company maintained balances that were in excess of the amount of insurance provided by financial institutions where such accounts are maintained. The Company has not experienced losses in such accounts and believes it is not exposed to any significant credit risk related to cash and short-term investments.

Accounts receivable
At December 31, 2021, the Company’s accounts receivable were due from four customers.

COVID-19 Risk
In March 2020, the World Health Organization declared the outbreak of COVID-19 as a pandemic, which continues to spread throughout the United States and the rest of the world. The ultimate extent of the impact of COVID-19 on the financial performance of the Company will depend on future developments, including, among other things, the duration and spread of COVID-19, and the overall economy, all of which are highly uncertain and cannot be predicted. If the financial markets and/or the overall economy are impacted for an extended period, the Company's operating results may be materially and adversely affected.

Note 4 – Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2021, the Company had net capital of $9,403,525 which was $6,824,673 in excess of its required net capital of $2,578,852. The Company had an aggregate indebtedness to net capital ratio of 4.11 to 1 at December 31, 2021.

Note 5 – Pension Plan

The Company has adopted a 401(k) plan covering eligible employees of the Company. All fulltime employees are eligible to participate in the plan after one year of service. The Company matches up to 4% of each participant’s eligible compensation each year. The amount of matching contributions for the year ended December 31, 2021 was $354,199, which is included in employee compensation and benefits.

Note 6 – Right of Use Asset and Operating Lease Liabilities

Operating Lease

The Company leases facilities in Chicago under a long-term agreement expiring on January 30, 2024. In addition, the Company also leases facilities in Los Angeles under a long-term agreement expiring on June 30, 2026. On September 30, 2021, the Company entered into a new long-term lease agreement for its office facility in New York expiring on May 31, 2024.

Under the lease agreements the Company is responsible for its share of operating expenses and taxes. The Chicago lease requires a security deposit in the form of a letter of credit for an amount of $66,000, which is unused as of December 31, 2021. The New York lease requires a security deposit in the form of a letter of credit in the amount of $171,300.

Monthly base rent for the Los Angeles office is $47,907, which increases by approximately 3.5% annually each July 1 until the end of the lease. Monthly base rent for the Chicago office is $14,281, which increases by approximately 2.5% every succeeding year on February1st, until the end of the term of lease. Monthly base rent for the New York office is $34,260, which increases by approximately 2.5% every succeeding year on November 1st, until the end of the term of lease.

As of December 31, 2021, the right-of-use asset, net of accumulated amortization of approximately $790,900 amounted to approximately $3,696,000. As of December 31, 2021, the lease liability amounted to approximately $3,787,000, of which approximately $1,002,000 is current and $2,785,000 is long-term.

Lease costs for the year ended December 31, 2021 and other quantitative disclosures are as follows:

Operating lease cost	$	857,781
Less short-term sublease payments received		(7,000)
Total lease costs	$	850,781
Lease term and discount rate:		
Weighted average remaining lease term (in years)		3.34 years
Weighted average discount rate		5.00%
Other Information:		
Cash paid for amounts included in the measurement of lease liabilities		
Operating cash flows from operating leases	$	805,900
Right of use assets obtained in exchange for new operating lease liabilities	$	3,787,876

Note 6 - Right of Use Asset and Operating Lease Liabilities – Operating Leases (continued)

Future minimum lease payments under the operating lease are as follows:

Year Ending December 31,	Payments due under lease agreement	Discounted lease liability payments
2022	$ 1,169,000	$ 1,002,000
2023	1,204,000	1,089,000
2024	821,200	756,000
2025	648,300	615,000
2026	329,600	325,000
Total	$ 4,172,100	$ 3,787,000

Note 7 – Bank Loans

The Company maintains an operating line of credit with a bank in the amount of $1,000,000, of which $66,000 is available for stand-by letter of credit (see Note 6). The line of credit expires on February 1, 2022, and is secured by substantially all the assets of the Company and personal guarantees of the Members and trusts of which Members are the trustee. The line of credit was not renewed on February 1, 2022. The interest rate on the operating line is calculated at the Wall Street Journal published prime rate plus 1%. At December 31, 2021 such interest rate was 4.5% with no outstanding balance on the line of credit. There were no draws on the operating line of credit during the year ended December 31, 2021.

In April 2020, the Company borrowed $1,128,600 under the Paycheck Protection Program ("PPP") loan program administered by the Small Business Administration ("SBA"). This loan was forgiven by the SBA on May 7, 2021. In March 2021, the Company borrowed $1,101,800 under the Paycheck Protection Program ("PPP") loan program administered by the Small Business Administration ("SBA").
The PPP Loan is unsecured and bears interest at a rate of 1% per annum and is subject to the terms and conditions applicable to loans administered by the SBA under the Coronavirus Aid, Relief, and Economic Security Act ("CARES Act"). On February 11, 2022 the Company was notified by the SBA that the second PPP loan has been forgiven.

Note 8 – Subsequent Events

The Company has evaluated subsequent events has evaluated subsequent events as of March 31, 2022, the date which the financial statements were issued. On January 19, 2022 the Company was sold to B. Riley Securities Holdings, LLC, a subsidiary of B. Riley Financial, Incorporated. The Company will continue to transact business under the FocalPoint Securities, LLC name.

On January 20, 2022, the company distributed $9,786,249 to the Class A and Class B members.

Except as disclosed, there were no other subsequent events noted that would require adjustments to or disclosure in these financial statements.

FocalPoint Securities, LLC
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
December 31, 2021

Computation of Net Capital		
Total ownership equity from statement of financial condition		$ 9,641,392
ADD: Paycheck Protection Plan Loan Proceeds		1,101,800
Net Capital and Subordinated Liabilities		10,743,192
Nonallowable assets		
Accounts receivable	245,000	
Contract assets	79,816	
Prepaid expenses and other assets	261,492	
Property and equipment, net of depreciation and amortization	494,861	
Security deposit	258,498	(1,339,667)
Net Capital		9,403,525
Computation of Net Capital Requirements		
Minimum net aggregate indebtedness - 6-2/3% of net aggregate indebtedness		2,578,852
Minimum dollar net capital required		5,000
Net Capital required (greater of above amounts)		2,578,852
Excess Net Capital		6,824,673
Excess (deficiency) net capital at 1000% (net capital less 10% of aggregate indebtedness)		5,535,267
Computation of Aggregate Indebtedness		
Total allowable liabilities		38,682,581
Aggregate indebtedness to net capital		4.11 to 1

See accompanying independent auditor's report on supplementary information

FocalPoint Securities, LLC
Schedule II – Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of December 31, 2021

A computation of a reserve requirement is not applicable to FocalPoint Securities, LLC based on reliance on Footnote 74 of the Securities and Exchange Commission Release No. 34-70073, as the Company limits its business activities exclusively to financial advisory services in connection with corporate mergers, acquisitions, divestitures, restructurings and reorganizations; private placements of equity and debt securities with institutional and other qualified investors; and rendering fairness opinions and business valuations, and the Company (1) does not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) does not carry accounts of or for customers, and (3) does not carry PAB accounts (as defined in Rule 15c3-3).

See accompanying independent auditor's report on supplementary information

FocalPoint Securities, LLC
Schedule III – Information Relating to Possession or Control
Requirements Under Rule 15c3-3
As of December 31, 2021

Information relating to possession or control requirements is not applicable to FocalPoint Securities, LLC as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (i).

See accompanying independent auditor's report on supplementary information

BPM

1723 Cloverfield Boulevard, Santa Monica, CA 90404
Phone 310-828-9798 | **Fax** 310-453-7610 | bpm@bpmcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON REVIEW OF EXEMPTION REPORT

To the Members
FocalPoint Securities, LLC
Los Angeles, California

We have reviewed management's statements, included in the accompanying 15c3-3 Exemption Report, in which (1) FocalPoint Securities, LLC (the "Company") identified that the Company does not claim an exemption from 17 C.F.R. § 240.15c3-3 in reliance on footnote 74 to SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to investment advisory services in connection with corporate mergers, acquisitions, divestitures, restructuring and reorganizations; private placement of securities with institutional and other qualified investors. The Company (i) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (ii) did not carry accounts of or for customers; and (iii) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the year ended December 31, 2021 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the Company's business activities and the provisions set forth in Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

BPM LLP

Santa Monica, California
April 6, 2022

FOCALPOINT
Investment Banking

FocalPoint Securities, LLC
11150 Santa Monica Blvd, Suite 1550
Los Angeles, CA 90025
310.405.7000 F:310.405.7077
www.focalpointllc.com

April 6, 2022

FocalPoint Securities, LLC Exemption Report

FocalPoint Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to investment advisory services in connection with corporate mergers, acquisitions, divestitures, restructurings and reorganizations; private placements of securities with institutional and other qualified investors; and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers:(2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

I, David R. Porter, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

FOCALPOINT Securities, LLC
David R. Porter
Chief Financial Officer

BPM

1723 Cloverfield Boulevard, Santa Monica, CA 90404
Phone 310-828-9798 | **Fax** 310-453-7610 | bpm@bpmcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Members
FocalPoint Securities, LLC
Los Angeles, California

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, which are enumerated below and were agreed to by FocalPoint Securities, LLC (the "Company") and the SIPC, solely to assist you and SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2021. The Company's management is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2021. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and the associated findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries and agreed the records to check stubs and bank statements, noting no differences;

2. Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 for the year ended December 31, 2021 with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2021, noting the following difference:

Total revenue reported in Form X-17A-5	$ 75,588,589
Total revenue reported in Form SIPC-7	75,473,589
Difference	$ 115,000

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 with supporting schedules and working papers, noting one difference related to line 2 D of the form which should have been $68,378 instead of $108,075; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no such overpayments.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to, and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2021. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be, and should not be, used by anyone other than these specified parties.

BPM LLP

Santa Monica, California
April 6, 2022

SIPC-7
(36-REV 12/18)

SIPC-7
(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION
Mail Code: 8967 P.O. Box 7247 Philadelphia, PA 19170-0001

General Assessment Reconciliation

For the fiscal year ended 2021

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

66697 FINRA DEC
FocalPoint Securities, LLC
11150 Santa Monica Blvd
Suite 1550
Los Angeles, CA 90025

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2) $108,075

B. Less payment made with SIPC-6 filed (**exclude interest**) (39,697)

July 28, 2021
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 108,075

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 68,378

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☑ **Funds Wired** ☐ **ACH** ☐
Total (must be same as F above) $______________

H. Overpayment carried forward $(______________)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

FocalPoint Securities, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Chief Financial Officer
(Title)

Dated the 28 day of February, 20 22.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2021
and ending 12/31/2021

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$75,473,589
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	1,850,000
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): 1. Reimbursed Exps included in income $445,053 2. PPP Loan Foregiven $1,128,600 (Deductions in excess of $100,000 require documentation)	1,573,653
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	3,423,653
2d. SIPC Net Operating Revenues	$72,049,936
2e. General Assessment @ .0015	$108,075
	(to page 1, line 2.A.)